UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                    QNB CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, $0.625 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74726N107
                   ------------------------------------------
                                 (CUSIP Number)

                                December 5, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)

|X|   Rule 13d-1(c)

|_|   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 74726N107
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1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Estate of James C. Ebbert
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   |_|
      (b)   |X|
--------------------------------------------------------------------------------
3     SEC Use Only


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4     Citizenship or Place of Organization:

      USA
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                  5.    Sole Voting Power

                        0
 Number of        --------------------------------------------------------------
   Shares         6.    Shared Voting Power
Beneficially
  Owned by              0
    Each          --------------------------------------------------------------
 Reporting        7.    Sole Dispositive Power:
   Person
    With                0
                  --------------------------------------------------------------
                  8.    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting person:

      102,926
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|

--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      3.28%
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

      00
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 74726N107
--------------------------------------------------------------------------------
1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Thomas J. Bisko
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   |_|
      (b)   |X|
--------------------------------------------------------------------------------
3     SEC Use Only


--------------------------------------------------------------------------------
4     Citizenship or Place of Organization:

      USA
--------------------------------------------------------------------------------
                  5.    Sole Voting Power

                        52,123 (1)
 Number of        --------------------------------------------------------------
   Shares         6.    Shared Voting Power
Beneficially
  Owned by              325
    Each          --------------------------------------------------------------
 Reporting        7.    Sole Dispositive Power:
   Person
    With                52,123 (1)
                  --------------------------------------------------------------
                  8.    Shared Dispositive Power

                        325
--------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting person:

      102,926
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|

--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      3.26%
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

      IN (co-executor of the Estate of James C. Ebbert)
--------------------------------------------------------------------------------
(1) Pursuant to SEC Rule 13d-3(d)(1), includes options to purchase 31,216 shares of common stock.

--------------------------------------------------------------------------------
CUSIP No. 74726N107
--------------------------------------------------------------------------------
1     Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Philip D. Miller
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   |_|
      (b)   |X|
--------------------------------------------------------------------------------
3     SEC Use Only


--------------------------------------------------------------------------------
4     Citizenship or Place of Organization:

      USA
--------------------------------------------------------------------------------
                  5.    Sole Voting Power

                        50,478
 Number of        --------------------------------------------------------------
   Shares         6.    Shared Voting Power
Beneficially
  Owned by              0
    Each          --------------------------------------------------------------
 Reporting        7.    Sole Dispositive Power:
   Person
    With                50,478
                  --------------------------------------------------------------
                  8.    Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting person:

      102,926
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|

--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      3.26%
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

      IN (co-executor of the Estate of James C. Ebbert)
--------------------------------------------------------------------------------

Item 1.     (a)   Name of Issuer:

                  QNB CORP.

            (b)   Address of Issuer's Principal Executive Offices:

                  15 NORTH THIRD STREET, QUAKERTOWN, PENNSYLVANIA 18951-9005

Item 2.     (a)   Name of Person Filing:

                  (i)   Thomas J. Bisko, Co-Executor of the Estate of James C
                        Ebbert
                  (ii) Philip D. Miller, Co-Executor of the Estate of James C Ebbert
                  (iii) Estate of James C. Ebbert

            (b)   Address of Principal Business Office or, if none, Residence:

                  c/o QNB CORP.
                  15 NORTH THIRD STREET, QUAKERTOWN, PENNSYLVANIA 18951-9005

            (c)   Citizenship:

                  USA

            (d)   Title of Class of Securities:

                  COMMON STOCK, $0.625 PAR VALUE PER SHARE

            (e)   CUSIP Number:

                  74726N107

Item 3.

Item 4.     Ownership.

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
            Item 1.

            A. Estate of James C. Ebbert, Thomas J. Bisko and Philip D. Miller, co-executors

                  (a)   Amount beneficially owned:

                        0

                  (b)   Percent of class:

                        0%

                  (c)   Number of shares as to which the person has:

                        (i)   Sole power to vote or to direct the vote

                              0

                        (ii)  Shared power to vote or to direct the vote

                              0

                        (iii) Sole power to dispose or to direct the disposition
                              of

                              0

                        (iv) Shared power to dispose or to direct the disposition of

                              0

            B.    Thomas J. Bisko, co-executor of the estate of James C. Ebbert

                  (a)   Amount beneficially owned:

                        52,448

                  (b)   Percent of class:

                        1.67%

                  (c)   Number of shares as to which the person has:

                        (i)   Sole power to vote or to direct the vote

                              52,123

                        (ii)  Shared power to vote or to direct the vote

                              325

                        (iii) Sole power to dispose or to direct the disposition
                              of

                              52,123

                        (iv) Shared power to dispose or to direct the disposition of

            C.    Philip D. Miller, co-executor of he Estate of James C. Ebbert

                  (a)   Amount beneficially owned:

                        50,478

                  (b)   Percent of class:

                        1.61%

                  (c)   Number of shares as to which the person has:

                        (i)   Sole power to vote or to direct the vote

                              50,478

                        (ii)  Shared power to vote or to direct the vote

                              0

                        (iii) Sole power to dispose or to direct the disposition
                              of

                              50,478

                        (iv) Shared power to dispose or to direct the disposition of

                              0

Item 5.     Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |X|

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

            N/A

Item 8.     Identification and Classification of Members of the Group

            N/A

Item 9.     Notice of Dissolution of Group

            As of December 5, 2008, all shares of common stock of QNB Corp. held by the Estate of James C. Ebbert were transferred. Accordingly, as of such date, all further filings with respect to transactions in the common stock of QNB Corp. will be filed, if required, by the reporting persons, in their individual capacities. See Item 5.

Item 10.    Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2009


                                        ESTATE OF JAMES C. EBBERT

                                        By: /s/ Thomas J. Bisko
                                            ------------------------------------
                                            Thomas J. Bisko, Co-Executor


                                        /s/ Thomas J. Bisko
                                        ----------------------------------------
                                        Thomas J. Bisko


                                        /s/ Thomas J. Bisko, as Attorney-In-Fact
                                        ----------------------------------------
                                        Philip D. Miller

                                    EXHIBIT A
                            Agreement of Joint Filing

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the statement dated April 29, 2008, as amended, containing the information required by
Schedule 13G for the shares of common stock, $0.625 par value per share, of QNB Corp. previously held by the Estate of James C. Ebbert and Thomas J. Bisko and Philip D. Miller, as co-executors of the Estate.


Dated: January 27, 2009                 ESTATE OF JAMES C. EBBERT

                                        By: /s/ Thomas J. Bisko
                                            ------------------------------------
                                            Thomas J. Bisko, Co-Executor


                                        /s/ Thomas J. Bisko
                                        ----------------------------------------
                                        Thomas J. Bisko


                                        /s/ Thomas J. Bisko, as Attorney-In-Fact
                                        ----------------------------------------
                                        Philip D. Miller